September 9, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Generex Biotechnology Corporation

Registration Statement on Form S-1

Filed August 20, 2020

File No. 333-248205

Dear Staff:

On behalf of Generex Biotechnology Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 4, 2020 with respect to Registration Statement on Form S-1 (the “Form S-1”) filed by the Company on August 20, 2020 (File No. 333-248205). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “Form S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

General

1. As you know, the staff is reviewing your Registration Statement on Form S-1 filed on February 18, 2020, File No. 333-236481, and have issued comments in connection with that review. Please confirm that you will make corresponding changes to this registration statement.

The Company understands that the Staff has issued comments on its Registration Statement on Form S-1 (File No. 333-236481) and confirms that it has made all of the corresponding changes in the Form S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458.

 Jeffrey P. Wofford, Esq.

Carmel, Milazzo & Feil LLP